[LETTERHEAD OF WACHTELL, LIPTON, ROSEN & KATZ]

February 20, 2007

VIA EDGAR AND FACSIMILE

Adé K. Heyliger, Esq.
Attorney-Advisor
Office of Mergers and Acquisitions
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549-3628

Re:	ElkCorp
Schedule 14D-9
Filed on January 19, 2007
Amendment Nos. 1, 2, 3 and 4 to Schedule 14D-9
Filed January 19, 22, 23 and 30, 2007, respectively
File No. 005-02742

Dear Mr. Heylinger:

     This letter is sent on behalf of our client, ElkCorp (“ElkCorp” or the “Company”), in response to the comments of the Staff of the Securities and Exchange Commission (the “Staff”) set forth in their letter of January 31, 2007 to Mr. Mark Gordon in respect of the above-referenced filings.

     We respectfully inform the Staff that on February 9, 2007, affiliates of The Carlyle Group terminated the tender offer (the “Carlyle Tender Offer”) in response to which the above-referenced Solicitation/Recommendation Statement on Schedule 14D-9 (as amended, the “Schedule 14D-9”) was filed. In addition, following the termination of the Company’s merger

Adé K. Heyliger, Esq. February 20, 2007 Page 2

agreement with respect to the Carlyle Tender Offer, ElkCorp filed Amendment No. 8 to the Schedule 14D-9 reflecting such termination. Accordingly, we acknowledge the Staff’s comments but believe that it is neither necessary nor appropriate for ElkCorp to respond to such comments at this time or further amend the Schedule 14D-9 in response to such comments.

The Company has authorized us to acknowledge the foregoing on its behalf.

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Adé K. Heyliger, Esq. February 20, 2007 Page 3

     Please do not hesitate to call me at (212) 403-1343 or Ronald Chen at (212) 403-1129 with any questions regarding the foregoing.

Very truly yours,

Mark Gordon

cc:	David G. Sisler (ElkCorp)
Ronald Chen (Wachtell, Lipton, Rosen & Katz)